
ADITYA BIRLA GROUP



Ref: AM:PVK:115:2006

Date:- 29th April, 2006

**Securities and Exchange Commission**
**Attn: International Corporate Finance**
Division of Corporate Finance
100 F Street, NE
Washington D.C. 20549
**United States of America**
Fax No. 001 202 5513 450
TEL No. 001 202 551-6551


06013082

**Re.: Hindalco Industries Limited**
**Rule 12g3-2(b) Exemption file No. 82-3428**

**Dear Sir,**

We are sending herewith our Audited Financial Results for the Year ended 31st March, 2006, for your ready reference and record.

Also find enclosed a Copy of the Press Release.



We hope you will find this in order.

Thanking you,

Yours faithfully,
**For Hindalco Industries Limited**

**ANIL MALIK**
**Company Secretary**

Encl:- as above


ADITYA BIRLA GROUP

Ref: AM:PVK:122:2006

Date:- 29th April, 2006

**Securities and Exchange Commission**
**Attn: International Corporate Finance**
Division of Corporate Finance
100 F Street, NE
Washington D.C. 20549
**United States of America**
Fax No. 001 202 5513 450
TEL No. 001 202 551-6551

**Re.: Hindalco Industries Limited**
**Rule 12g3-2(b) Exemption file No. 82-3428**

**Dear Sir,**

We write to inform you that at the Meeting of the Board of Directors of the Company, held on Saturday, the 29th April, 2006, the Directors of the Company have recommended the payment of the following Dividends on Equity Shares for the Financial Year commencing on 1st April, 2005 upto 31st March, 2006, to the Company's Shareholders.

Rs. 2.20 per Share/on 220% 92,77,47,970 fully paid-up Equity Shares of Re.1/- each and Re.0.55 per Share on 23,15,21,031 Partly paid-up Equity Shares of Re.1/- each.

Please acknowledge.

Thanking you,

Yours faithfully,
for **Hindalco Industries Limited**



**ANIL MALIK**
**Company Secretary**


HINDALCO
ADITYA BIRLA GROUP

**PRESS RELEASE**
**Q4 FY 2005-06**

**Date: 29.04.2006**

# HINDALCO INDUSTRIES LTD.

• Hindalco registers impressive performance •

• Fourth quarter revenues post 45% growth • Net profit rises by 40% •

• Highest ever annual revenues at Rs. 11,396.5 Crores •

• Net Profit for the year records 25% jump to Rs. 1,655.5 Crores •

• Company's board recommends 220% dividend •

**Financial Highlights**

| (In Rs. Crores) | Quarter ended 31st Mar 2006 | Quarter ended 31st Mar 2005 | Change (%) | Twelve Months ended 31st Mar 2006 | Twelve Months 31st Mar 2005 | Change (%) |
|---|---|---|---|---|---|---|
| **Net Sales & Op. Revenues** | **3,657.4** | **2,515.6** | **45%** | **11,396.5** | **9,523.1** | **20%** |
| PBDIT | 1,004.1 | 694.4 | 45% | 2,852.0 | 2,537.5 | 12% |
| Profit before Tax | 797.4 | 516.8 | 54% | 2,105.7 | 1,904.2 | 11% |
| **Net Profit** | **626.3** | **448.5** | **40%** | **1,655.5** | **1,329.4** | **25%** |
| **EPS (Basic & Diluted)** | **6.4** | **4.5** | **40%** | **16.8** | **13.5** | **25%** |

Hindalco Industries Ltd., the metals major and the flagship Company of the Aditya Birla Group, reported outstanding results for the 4th Quarter of the fiscal 2005-06 on April 29, 2006.

The company has posted its highest ever quarterly revenues and profits during the fourth quarter ended March 31, 2006. Driven by strong metal prices, Net Sales and Operating Revenues for the quarter grew by an impressive 45% to Rs. 3,657.4 Crores from Rs. 2,515.6 Crores a year earlier. Net profit for the period moved in line reflecting an increase of 40% from Rs. 448.5 Crores to Rs. 626.3 Crores. Revenues for the full year rose 20% to 11,396.5 Crores, while net profit increased 25% to 1,655.5 Crores.

***Aluminium business*** revenues rose to Rs. 1,726.3 Crores up by 18.5%, on the back of firm aluminium prices. The segment profit registered a superb growth of 61.2% to Rs. 713.1 Crores as compared to Rs. 442.4 Crores in the corresponding period of previous year.

***Copper business*** revenues increased significantly from Rs. 1,059.2 Crores to Rs. 1,931.7 Crores, up 82.4% YoY, fueled by steep rise in copper prices. The segment profit improved to Rs. 120.1 Crores vis-à-vis Rs. 64.6 Crores a year earlier, aided by the incentives available under the Target Plus scheme for impressive export performance. Importantly, the business has shown a healthy improvement over third quarter performance.

Copper Smelter I, which underwent a major shut down and refractory change during Nov/ Dec'05 is back to its original capacity. All operating parameters are stable and further improvements in efficiencies are expected. Copper Smelter II has shown encouraging signs. Certain modifications and installation of balancing equipment planned during FY07 are expected to better its productivity. Ramp up of Copper Smelter III is progressing well the design Feed Rate being consistently achieved.

***Rights Issue.Allotment Completed***

The Company's rights issue had received an overwhelming response from investors. The allotment was completed on February 15, 2006; and the trading of the new shares on the stock exchanges commenced on February 22, 2006.

(BSE Code: 890120, NSE Code: HINDALC0 Market Type: E1)

***Dividend***

The Directors have recommended a dividend of Rs. 2.20 per share (Last Year Rs. 2.0 per share). This will be paid in line with the applicable regulations. The total outgo including tax on divided would be Rs.247.25 Crores (Last Year: Rs. 211.59 Crores). The partly paid-up shares, issued under the rights offer, will be eligible for dividends in proportion of their paid up value.

## Operational Review

### *Aluminium*

During the fiscal, the business registered output growth across product segments. Alumina and Aluminium and production reached highest ever levels with 105% capacity utilisation.

| | Unit | Q4 FY06 | Q4 FY05 | Change (%) | FY06 | FY05 | Change (%) |
|---|---|---|---|---|---|---|---|
| Alumina | MT | 306,490 | 291,019 | 5.3% | 1,203,383 | 1,159,664 | 3.8% |
| Primary Metal | MT | 107,064 | 105,538 | 1.4% | 429,140 | 409,068 | 4.9% |
| Wire Rods | MT | 16,771 | 16,121 | 4.0% | 67,730 | 62,392 | 8.6% |
| Rolled Products | MT | 47,576 | 44,439 | 7.1% | 190,580 | 175,734 | 8.4% |
| Extruded Products | MT | 9,058 | 10,177 | -11.0% | 32,328 | 28,551 | 13.2% |
| Foils | MT | 6,315 | 6,483 | -2.6% | 26,184 | 26,177 | 0.0% |
| Wheels | Nos. | 58,569 | 30,077 | 94.7% | 194,079 | 107,279 | 80.9% |
| Power | MU | 1,963 | 1,791 | 9.6% | 7,845 | 6,936 | 13.1% |

### *Copper*

The difficult operating conditions resulted in marginally lower production during the year as compared to previous fiscal. However, current quarter has shown encouraging improvement with copper cathode production rising 18.3% and CC Copper Rods output growing by 11.0% over the corresponding quarter in previous year.

| | Unit | Q4 FY06 | Q4 FY05 | Change (%) | FY06 | FY05 | Change (%) |
|---|---|---|---|---|---|---|---|
| Copper Cathodes | MT | 66,748 | 56,414 | 18.3% | 210,227 | 217,136 | -3.2% |
| Continuous Cast Copper Rods | MT | 23,725 | 21,371 | 11.0% | 88,687 | 88,298 | 0.4% |
| Sulphuric Acid | MT | 55,850 | 72,888 | -23.4% | 218,199 | 286,264 | -23.8% |
| DAP and Complexes | MT | 223,147 | 165,468 | 34.9% | 639,414 | 663,316 | -3.6% |
| Gold | Kg | 1,951 | 877 | 122.5% | 6,711 | 5,155 | 30.2% |
| Silver | Kg | 9,878 | 8,853 | 11.6% | 35,079 | 36,595 | -4.1% |

In line with the ramp up schedule, Copper Smelter III will have a 30-days shutdown in May'06 for partial refractory replacement. Hence, production from Smelter III shall be lower in the following quarter. Subsequently, the plant is expected to perform significantly better and reach its rated capacity during the ensuing fiscal.

## Expansion Projects

The Muri alumina refinery and Hirakud smelter brownfield expansions are at an advanced stage. The Belgaum refinery is awaiting clearance for bauxite mines. For

Utkal, the greenfield alumina project in Orissa, 66% of land has been acquired. 100 families have been provided houses in rehabilitation colony under the Rehabilitation and Resettlement package. Considerable progress has been made in the greenfield Aditya Aluminum project For the Aditya Refinery and Smelter, land acquisition is proceeding ahead of schedule. The Government allotted coal blocks Talabira II and Talabira III to Hindalco in joint venture with Mahanadi Coalfield Ltd. and Neyvelli Lignite Corporation Ltd. Agreements for mining coal as well as bauxite are at an advanced stage of negotiations. The Company had been exploring a greenfield venture to build a 325 ktpa aluminium smelter along with a 750MW power plant. TO meet the coal requirements, the Company has been allotted a coal block in a joint venture with the Essar Group in Sidhi district of Madhya Pradesh. The shareholders' agreement has been firmed up and related work is on track.

**Aditya Birla Minerals Ltd.**

Hindalco's subsidiary Birla Mineral Resources Pty Ltd., rechristened Aditya Birla Minerals Ltd, has come out with an Initial Public Offering (IPO) to issue 154 million shares representing 49% of the post issue share capital. The shares shall be listed for trading on the Australian Stock Exchange (ASX). Hindalco will continue to hold 159mn or 51% of the voting rights. This would be the largest pure copper stock to be listed on ASX. The total issue size is A$ 299 million based on a price of A$ 1.95 per share. The issue opened on April 27, 2006 and is scheduled to close on May 10, 2006.

**Industry Outlook**

***Aluminium***

According to CRU, global aluminium consumption grew at 5.9% during 2005. The strong demand trend is continuing with the primary consumption increasing by 6.2% YoY during the Jan-Mar quarter. Looking ahead, the demand is forecast to grow at 6.2 in 2006.

China has been the largest contributor to this consumption increase, with its investment lead growth model. There is also a significant demand in North America, led by Heavy truck and Trailer production, aerospace, railcar and beverage can segments. In addition, demand from the Middle East, Asia (Excl. China, Middle East and Japan), CIS and Eastern Europe continues to be healthy growing at 12% during the quarter.

The reported primary aluminium inventory data indicates stock consumption ratio at 6.7 weeks, which is close to historical lows. Inventories have declined considerably in March as consumers have re-entered market after a period of de-stocking.

Continued demand growth and low inventory levels make a case for aluminium prices to remain strong. The involvement of investor community through a variety of investment vehicles, including hedge funds, may contribute to volatility over the near term. We expect prices to remain steady.

***Copper***

Copper prices have moved upwards recording all time highs, beating all expectations. The refined copper market looks likely to face a minor deficit in 2006 as the demand is rebounding after a very weak year in 2005. The estimated 2006 demand growth is 5-6% while the output is forecast to grow at a similar pace. China's copper demand firmed up in Jan-Mar'06 driven by power sector demand for copper cable, even though imports were lower compared with the previous year.

Supply bottlenecks continue with strikes and other problems at mine sites (e.g. strike at Group Mexico's largest copper mine La Caridad, social unrest near Grasberg). Likelihood of further industrial actions remains high.

Total inventories are close to the historically low levels, leaving prices extremely sensitive to any supply disruptions. We expect prices to remain volatile in the near future, resulting from thin trading and fund activity and then drift lower as supplies become available. However, continued fund interest poses a risk to upside, that can take the prices to further fresh highs.

The copper content in the concentrates supply has steadily declined as high Copper prices justify the economics of mining low grade ore. Average concentrate grades have fallen from 30-35% to about 25-31%, resulting in the overall smelter production quantity to be lower than the designed capacity world over.

New smelting capacities in China, may exert pressure on the concentrate market, which was forecast to be in surplus earlier. Any tightness in the market would have adverse impact on Tc/Rc.

**Company Outlook**

Hindalco, with its solid business fundamentals, is moving ahead on a high growth path. Copper business is coming out of operational difficulties to create significant value, while the aluminium business will continue to deliver strong performance based on its core strengths.

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HINDALCO

# HINDALCO INDUSTRIES LIMITED

Regd. Office: "Century Bhavan",3rd Floor, Dr. Annie Besant Road, Worli, Mumbai-400 025

## AUDITED FINANCIAL RESULTS FOR THE QUARTER ENDED 31ST MARCH,2006

(Rupees in Million)

| | Particulars | Nine Months ended 31/12/2005 | Quarter ended 31/03/2006 | Quarter ended 31/03/2005 | Year ended 31/03/2006 (Audited) | Year ended 31/03/2005 (Audited) |
|---|---|---|---|---|---|---|
| 1 | **Net Sales & Operating Revenues** | 77,391 | 36,574 | 25,156 | 113,965 | 95,231 |
| 2 | **Other Income** | 1,696 | 743 | 750 | 2,439 | 2,700 |
| 3 | **Total Expenditure** | 60,638 | 27,276 | 18,871 | 87,914 | 72,465 |
| | (a). (Increase)/Decrease in Stock in Trade | (5,480) | (4,858) | (278) | (10,338) | (2,557) |
| | (b). Consumption of Raw Materials | 42,444 | 23,590 | 11,784 | 66,034 | 46,396 |
| | (c). Staff Cost | 3,397 | 1,230 | 990 | 4,627 | 4,116 |
| | (d). Manufacturing and Operating Expenses | 17,006 | 6,217 | 5,293 | 23,223 | 20,112 |
| | (e). Other Expenditure | 3,271 | 1,097 | 1,082 | 4,368 | 4,398 |
| 4 | **Interest & Finance Charges** | 1,628 | 624 | 380 | 2,252 | 1,700 |
| 5 | **Gross Profit** | 16,821 | 9,417 | 6,655 | 26,238 | 23,766 |
| 6 | **Depreciation** | 3,768 | 1,443 | 1,396 | 5,211 | 4,633 |
| 7 | **Profit before Tax & Extraordinary Items** | 13,053 | 7,974 | 5,259 | 21,027 | 19,133 |
| | Extraordinary Items | (30) | - | 91 | (30) | 91 |
| 8 | **Profit before Tax** | 13,083 | 7,974 | 5,168 | 21,057 | 19,042 |
| 9 | **Provision for Tax** | 2,791 | 1,711 | 1,598 | 4,502 | 6,464 |
| | (a). Provision for Current Tax | 2,017 | 1,224 | 1,690 | 3,241 | 5,705 |
| | (b). Provision for Deferred Tax | 703 | 457 | (92) | 1,160 | 759 |
| | (c). Provision for Fringe Benefits Tax | 71 | 30 | - | 101 | - |
| 10 | **Net Profit for the period** | 10,292 | 6,263 | 3,570 | 16,555 | 12,578 |
| | Provision for deferred tax for earlier years | - | - | (915) | - | (716) |
| 11 | **Net Profit** | 10,292 | 6,263 | 4,485 | 16,555 | 13,294 |
| 12 | **Paid-up Equity Share Capital** | | | | | |
| | **(Face Value : Re. 1/- per Share)** | 928 | 986 | 928 | 986 | 928 |
| 13 | **Reserves** | | | | 95,077 | 75,738 |
| 14 | **Basic & Diluted EPS (Rs.)** | 10.4 | 6.4 | 4.5 | 16.8 | 13.5 |
| 15 | **Aggregate of non-promoter shareholding** | | | | | |
| | (a). Number of shares | | | | 847,818,402 | 687,067,400 |
| | (b). Percentage of shareholding | | | | 73.78% | 74.06% |



HINDALCO INDUSTRIES LIMITED

Regd. Office: "Century Bhavan",3rd Floor, Dr. Annie Besant Road, Worli, Mumbai-400 025

SEGMENT-WISE REVENUE, RESULTS AND CAPITAL EMPLOYED

UNDER CLAUSE 41 OF THE LISTING AGREEMENT

(Rupees in Million)

| Particulars | Nine Months ended 31/12/2005 | Quarter ended 31/03/2006 | Quarter ended 31/03/2005 | Year ended 31/03/2006 (Audited) | Year ended 31/03/2005 (Audited) |
|---|---|---|---|---|---|
| **1. Segment Revenue** | | | | | |
| (a). Aluminium | 43,160 | 17,263 | 14,564 | 60,423 | 52,519 |
| (b). Copper | 34,225 | 19,317 | 10,592 | 53,542 | 42,712 |
| | 77,385 | 36,580 | 25,156 | 113,965 | 95,231 |
| Inter Segment Revenue Adjustment | (6) | 6 | - | - | - |
| Net Sales & Operating Revenues | **77,391** | **36,574** | **25,156** | **113,965** | **95,231** |
| **2. Segment Results (Profit/Loss before Tax and interest from each Segment)** | | | | | |
| (a). Aluminium | 14,150 | 7,131 | 4,424 | 21,281 | 15,957 |
| (b). Copper | (1,008) | 1,201 | 646 | 193 | 2,538 |
| | 13,142 | 8,332 | 5,070 | 21,474 | 18,495 |
| Less: Interest & Finance Charges | (1,628) | (624) | (380) | (2,252) | (1,700) |
| | 11,514 | 7,708 | 4,690 | 19,222 | 16,795 |
| Add: Other un-allocable Income net off un-allocable expenses | 1,539 | 266 | 569 | 1,805 | 2,338 |
| Profit before Tax & Extraordinary Items | **13,053** | **7,974** | **5,259** | **21,027** | **19,133** |
| **3. Capital Employed (Segment Assets-Segment Liabilities)** | | | | | |
| (a). Aluminium | 58,512 | 65,792 | 55,129 | 65,792 | 55,129 |
| (b). Copper | 46,727 | 50,738 | 37,813 | 50,738 | 37,813 |
| | **105,239** | **116,530** | **92,942** | **116,530** | **92,942** |

**Notes:-**

1. Upon allotment of 231,521,031 equity shares of Re 1 each at a premium of Rs 95 per share on rights basis on 15th February 2006, the issued and subscribed capital of the Company has increased from Rs 927.75 million to Rs 1,159.68 million and the paid-up capital has increased to Rs 985.73 million. Issue expenses amounting to Rs 365.97 million along with tax effect have been adjusted against Securities Premium Account. The proceeds of the rights issue at 25% of issue price amounting to Rs 5556.50 million have been utilized for the purpose of defraying related issue expenses mentioned earlier and subscription to shares of a subsidiary company to the tune of Rs. 148.89 million while balance amount is temporarily invested in short term liquid securities. Basic and diluted EPS for the quarter and year ended 31st march 2006 have been calculated taking into account the effect of this rights issue.

2. Net Sales & Operating Revenues for the three months and the year ended 31st March 2006 include Rs. 1038 million being benefit accrued in relation to exports made during the year under the Target Plus Scheme announced in the Foreign Trade Policy 2004-09.

3. Provision for Taxation for the year has been worked out after considering the effect of favourable appellate decisions (received during the fourth quarter) as also expert opinion obtained after such decisions, effect being given by also restating the corresponding amounts for the interim periods for which unaudited results have already been published earlier, so as to convey the relevant information more meaningfully.

4. In compliance with Accounting Standard 28 relating to Intangible Assets, the Company has assessed its assets for impairment as on 31.3.2006 and accounted Rs 44.54 million as impairment loss during the quarter ended 31.3.06.

5. The Board of Directors has recommended a dividend of Rs. 2.20 per share subject to approval of the shareholders at the Annual General Meeting.

6. Disclosure relating to number of complaints from investors during the quarter:

| Pending as on 01.01.2006 | Received | Resolved | Pending as on 31.03.2006 |
|---|---|---|---|
| 1 | 51 | 51 | 1 |

7. Figures of previous periods have been regrouped wherever found necessary.

8. The above results have been taken on record at the meeting of the Board of Directors of the Company held on Saturday, 29th April, 2006.

**Place: Mumbai**
**Dated: 29th April, 2006**

**By and on behalf of the Board**
**D. Bhattacharya**
**Managing Director**